May 9, 2025

VIA EDGAR AND E-MAIL

Mr. Jason Drory

Office of Life Sciences

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-7010

Re: HCW Biologics Inc. Registration Statement on Form S-1;

Commission File No. 333-287136

Dear Mr. Drory:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, HCW Biologics Inc. (the “Company”) hereby requests that the effectiveness of the Company’s Registration Statement on Form S-1 (File No. 333-287136) be accelerated by the U.S. Securities and Exchange Commission to 5:00 p.m. Eastern Time on Tuesday, May 13, 2025, or as soon thereafter is practicable.

The Company hereby authorizes James Groth of Clark Hill PLC to orally modify or withdraw this request for acceleration. Please contact Mr. Groth at (312) 701-6830 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Thank you for your courtesy and cooperation in this matter.

Very truly yours,

HCW BIOLOGICS INC.

By: /s/ Hing C. Wong

Hing C. Wong, Founder and CEO

HCW Biologics acceleration request for S-1 May 2025